                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                INTERLOGIX, INC.
                       (Name of Subject Company (issuer))

                            GENERAL ELECTRIC COMPANY
                           MARGARET ACQUISITION, INC.
                       (Name of Filing Persons (offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                         (Title of Class of Securities)

                                    458763109
                      (CUSIP Number of Class of Securities)

                             ROBERT E. HEALING, ESQ.
                              3135 EASTON TURNPIKE
                        FAIRFIELD, CONNECTICUT 06431-0001
                                 (203) 373-2243

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                            STEVEN R. SHOEMATE, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10106
                                 (212) 351-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes to designate any transactions to which this statement relates:

         |X| third party tender offer        |_| going-private transaction
                  subject to Rule 14d-1               subject to Rule 13e-3

         |_| issuer tender offer             |X| amendment to Schedule 13D
                  subject to Rule 13e-4               under Rule 13d-2


         Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by General Electric Company, a New York corporation ("Parent"), and Margaret Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, dated December 28, 2001 (as amended, the "Schedule TO"). The Schedule TO relates to the third party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Interlogix, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase common stock of the Company (together with the Common Stock, the "Common Shares") at a price per Common Share of $38.86 per share, consisting of (i) $19.43, in cash, and (ii) that number of shares of common stock, par value $0.06, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined in the Prospectus filed on December 28, 2001 (the "Prospectus")), net to the holder, without interest, upon the terms and subject to the conditions set forth in the Prospectus and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

         The Offer is made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2001 (the "Merger"). Parent has filed a registration statement with the Securities and Exchange Commission (the "Commission") on Form S-4, relating to the Parent Common Stock to be issued in the Offer and the Merger (the "Registration Statement"). The information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Commission by Parent and Purchaser, is incorporated herein by reference with respect to Items 1-11 of this Schedule TO, except as otherwise set forth below.

ITEM  11.

         The Offer terminated at 6:00 p.m., New York City time, on February 19, 2002. In the Offer 18,999,855 Common Shares were validly tendered and not withdrawn, including 138,997 shares tendered pursuant to a Notice of Guaranteed Delivery, representing 95% of all outstanding Common Shares. On February 19, 2002, Parent and Purchaser accepted for purchase and payment all Common Shares validly tendered and not withdrawn prior to 6 p.m., New York City time, on February 19, 2002.

         On February 21, 2002, pursuant to the Merger Agreement, Purchaser merged with and into the Company, thereby consummating the Merger. At the effective time of the Merger, each Common Share held in the treasury of the Company or owned by Parent or the Purchaser was cancelled and retired, and every other Common Share issued and outstanding prior to the effective time of the Merger was converted into the right to receive the same consideration paid in the Offer.

ITEM 12.       EXHIBITS.

(a)(5)(vii) Press Release issued by Parent on January 24, 2002 (incorporated by reference to the filing by Parent on Form 425 on January 24,
               2002)

(a)(5)(viii)   Press Release issued by Parent on February 8, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 8,
               2002)

(a)(5)(ix) Press Release issued by Parent on February 15, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 15,
               2002)

(a)(5)(x) Press Release issued by Parent on February 20, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 20,
               2002)

(a)(5)(xi) Press Release issued by Parent on February 21, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 21,
               2002)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MARGARET ACQUISITION, INC.


                                       By:      /s/ Lloyd G. Trotter
                                            ------------------------------------
                                       Name:    Lloyd G. Trotter
                                       Title:   President


                                       GENERAL ELECTRIC COMPANY


                                       By:      /s/ Robert E. Healing
                                            ------------------------------------
                                       Name:    Robert E. Healing
                                       Title:   Corporate Counsel



Dated: February 21, 2002

                                  EXHIBIT INDEX

Exhibit
Number         Exhibit Description
------         -------------------

(a)(5)(vii) Press Release issued by Parent on January 24, 2002 (incorporated by reference to the filing by Parent on Form 425 on January 24,
               2002)

(a)(5)(viii)   Press Release issued by Parent on February 8, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 8,
               2002)

(a)(5)(ix) Press Release issued by Parent on February 15, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 15,
               2002)

(a)(5)(x) Press Release issued by Parent on February 20, 2002 (incorporated by reference to the filing by Parent on Form 425 on February 20,
               2002)

(a)(5)(xi) Press Release issued by Parent on February 21, 2002 (incorporated by reference to the filing by Parent on February 21, 2002)